Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AZ dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Deutsche Bank AG
Pricing Supplement No. 1334AZ Registration Statement No. 333-162195 Dated October 7, 2011; Rule 424(b)(2)
Structured Investments	Deutsche Bank $12,211,000 Capped Knock-Out Notes Linked to the S&P 500® Index due October 24, 2012
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Index closing level declines by more than 20.00% from the Initial Index Level to the Final Index Level, as measured on the Final Valuation Date. If the Index closing level does not decline by more than 20.00% from the Initial Index Level to the Final Index Level, investors will be entitled to receive a return on their investment equal to the greater of (a) the Index Return, subject to the Maximum Return of 20.00% and (b) the Contingent Minimum Return of 9.00%. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing October 24, 2012†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes priced on October 7, 2011 (the “Trade Date”) and are expected to settle on October 13, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Currency of the Issue:	U.S. dollars
Index:	S&P 500® Index (Ticker: SPX)
Knock-Out Event:
A Knock-Out Event occurs if the Final Index Level has decreased from the Initial Index Level by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Index Level is less than the Knock-Out Level.

Knock-Out Buffer Amount:	20.00%
Knock-Out Level:	80.00% of the Initial Index Level
Maximum Return	20.00%
Contingent Minimum Return:	9.00%
Payment at Maturity:	•
If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the Index Return, subject to the Maximum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Index Return and (ii) Maximum Return)
If a Knock-Out Event has occurred, you will lose a significant portion or all of your investment at maturity.
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If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the Index Return, subject to the Maximum Return and the Contingent Minimum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount of notes will be equal to $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Index Return, subject to the Maximum Return and (ii) the Contingent Minimum Return.

Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows: Final Index Level – Initial Index Level Initial Index Level
Initial Index Level:	1,155.46, equal to the Index closing level on the Trade Date
Final Index Level:	The Index closing level on the Final Valuation Date
Final Valuation Date†:	October 19, 2012
Maturity Date†:	October 24, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1DH1/US2515A1DH15
†Subject to postponement as described in the accompanying product supplement under “Adjustments to Valuation Dates and Payment Dates”.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$12,211,000.00	$39,740.00	$12,088,890.00
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.  The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$12,211,000.00	$1,399.38

JPMorgan
Placement Agent
October 7, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement AZ dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement AZ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200186/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples reflect the Initial Index Level of 1,155.46, the Maximum Return of 20.00%, the Contingent Minimum Return of 9.00%, the Knock-Out Buffer Amount of 20.00% and the Knock-Out Level of 924.37, equal to 80.00% of the Initial Index Level.  The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Index Return, both of which will be based on the performance of the Index.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Final Index Level	Index Return	Return on the Notes	Payment at Maturity
2,310.92	100.00%	20.00%	$1,200.00
2,195.37	90.00%	20.00%	$1,200.00
2,079.83	80.00%	20.00%	$1,200.00
1,964.28	70.00%	20.00%	$1,200.00
1,848.74	60.00%	20.00%	$1,200.00
1,733.19	50.00%	20.00%	$1,200.00
1,617.64	40.00%	20.00%	$1,200.00
1,502.10	30.00%	20.00%	$1,200.00
1,386.55	20.00%	20.00%	$1,200.00
1,271.01	10.00%	10.00%	$1,100.00
1,259.45	9.00%	9.00%	$1,090.00
1,213.23	5.00%	9.00%	$1,090.00
1,184.35	2.50%	9.00%	$1,090.00
1,155.46	0.00%	9.00%	$1,090.00
1,097.69	-5.00%	9.00%	$1,090.00
1,039.91	-10.00%	9.00%	$1,090.00
924.37	-20.00%	9.00%	$1,090.00
808.82	-30.00%	-30.00%	$700.00
693.28	-40.00%	-40.00%	$600.00
577.73	-50.00%	-50.00%	$500.00
462.18	-60.00%	-60.00%	$400.00
346.64	-70.00%	-70.00%	$300.00
231.09	-80.00%	-80.00%	$200.00
115.55	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,155.46 to a Final Index Level of 1,271.01. Because the Index Return is 10.00%, a Knock-Out Event has not occurred. Because the Index Return is greater than the Contingent Minimum Return, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 2: The level of the Index decreases from the Initial Index Level of 1,155.46 to a Final Index Level of 1,039.91.  Because the Index Return is -10.00%, a Knock-Out Event has not occurred and the investor receives a Payment at Maturity of $1,090.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 9%) = $1,090.00

Example 3: The level of the Index decreases from the Initial Index Level of 1,155.46 to a Final Index Level of 577.73. Because the Index Return is -50.00%, a Knock-Out Event has occurred and the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500.00

Example 4: The level of the Index increases from the Initial Index Level of 1,155.46 to a Final Index Level of 1,502.10. Because the Index Return of 30.00% is greater than the Maximum Return of 20.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – The notes are linked to the performances of the Index and provide the opportunity to receive at least the Contingent Minimum Return of 9.00%, if a Knock-Out Event does not occur, and to participate in any appreciation of the Index at maturity up to the Maximum Return on the notes of 20.00%. If a Knock-Out Event has not occurred, you will be entitled to receive a return at maturity equal to the greater of (i) the Index Return, subject to the Maximum Return and (ii) the Contingent Minimum Return. If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the  negative Index Return, and you will lose a significant portion or all you’re your investment. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500®Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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TAX CONSEQUENCES  — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  An investment in the notes is exposed to the performance of the Index. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, if a Knock-Out Event does occur, based on the extent to which the Index Return is negative.  If a Knock-Out Event occurs, your investment will be fully exposed to the decline in the Index, and you will lose a significant portion or all of your investment in the notes.

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THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If the Final Index Level is greater than the Initial Index Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 20.00%, subject to the Contingent Minimum Return of 9.00%. Accordingly, the maximum amount payable at maturity will be $1,200.00 per $1,000 Face Amount of notes. Regardless of whether or not a Knock-Out Event occurs, the return on your investment will under no circumstances exceed the Maximum Return of 20.00%.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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YOU WILL NOT BE ENTITLED TO RECEIVE THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS - If the Final Index Level declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return.  Under these circumstances, your investment will be fully exposed to the decline in the level of the Index during the term of the notes, and you will lose a significant portion or all of your investment.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.   As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Index Level, the Index Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a Market Disruption Event or a Knock-Out Event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the closing level of the Index on the Final Valuation Date, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	whether the Index closing level has decreased from the Initial Index Level by more than the Knock-Out Buffer Amount on the Final Valuation Date;
•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rate on the components stocks underlying the Index;
•	interest rates and yields in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR  – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the S&P 500® Index from October 6, 2006 through October 7, 2011.  The Index closing level on October 7, 2011 was 1,155.46. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.